OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Sharebert Holdings LLC

222 Broadway, New York, New York
New York, NY 10038

https://sharebert.com/download



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to membership interest or equivalent common stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: 10/15/2019

$6,000,000 Valuation Cap

18% Discount Rate

10% Annual Interest Rate

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Sharebert Holdings LLC
Corporate Address	222 Broadway, New York, New York
Description of Business	Mobile commerce / Marketing technology
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$150

Investment Details

What is a Convertible Note?

A convertible note is short-term debt that converts into equity. Convertible notes are structured as loans with the intention of converting to equity. The outstanding balance of the loan is automatically converted to equity at a specific milestone, often at the greater valuation of a later funding round.

Why do startups raise investment capital using convertible notes?

Convertible notes (or "notes") offer a simple, cheap, and fast method for startup funding as compared to traditional priced equity rounds. It also defers the more complex discussion of startup valuation to the next round of financing.

What does the maturity date indicate on a convertible note?

The maturity date of a note indicates the date when the note is due to be repaid to the investor along with any accrued interest, if it has not yet converted to equity.

In practice, in most situations, startup investors will not call for a note to be repaid at the maturity date, and will instead amend the note to extend the note's maturity date, typically for a period of another year.

What is a cap in a convertible note?

A convertible note cap sets the maximum valuation at which the investment made via the convertible note can convert into equity. Investors in the convertible note typically get converted at the lesser of the valuation of the next qualified priced round and the cap.

What does the interest rate indicate on a convertible note?

The interest rate of a convertible note indicates how much interest accrues to the investor prior to the note's conversion to equity or its repayment as cash when called.

On the west coast in the US, typical interest rates on most convertible notes are a nominal 2% (and cannot legally be lower or they might not be viewed as a convertible debt instrument). Elsewhere in the US, typical interest rates on most convertible notes range from 4-8%.

For example, with an interest rate of 8%, $100 invested on day 0 would convert as if $108 had been invested on day 365, if conversion happens on day 365.

From an investor standpoint, the interest rate term is not as impactful to startup returns as picking the right startups to fund, and as other convertible note terms such as the conversion cap and/or discount rate.

What happens to a convertible note if a company shuts down and goes out of business?

As holders of a debt instrument, holders of convertible notes come ahead of holders of equity in terms of repayment of any remaining assets they may have a claim to during liquidation. In concept, the holder of a convertible note will be paid ahead of all equity holders.

What happens to a convertible note if a company is acquired or merges with another company?

If a company is acquired or merges before a convertible note converts, the specifics of what a noteholder receives will depend on the specifics of their convertible note terms. The most company friendly terms call for the note to be repaid with interest to the investor. Most convertible notes call for the note to be converted to common shares in the company at a pre-set price just before the acquisition/merger, often at the same price as the cap of the note. Still others call for the noteholders to be paid back their principal investment plus interest, plus a premium amount, generally 0.25-1.5x of principal.

Does a convertible note holder have a choice about converting a note in an equity financing round?

The terms of conversion are usually listed in the convertible note. Typically, conversion to equity is automatic at the next equity raise, but may be conditional on a round meeting certain thresholds such as a minimum round size.

Additional Perks*

All investors will receive a Sharebert T-Shirt & 250 rewards points for their account.

Supporter $500+

If you invest $500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to select Sharebert Events and our ever-loving affection.

Backer $2,500+

If you invest $2,500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to all VIP Sharebert Events, and unlimited access to all Sharebert discounts with partner brands.

Angel $25,000+

If you invest $25,000, any fees for application to sell on Sharebert will be waived and you will be automatically approved as a Sharebert seller, you will receive an invitation to quarterly Executive Board Meetings in NYC, and access to all VIP Sharebert Events, plus everything above.

Partner $100,000+

If you invest $100,000, any fees for application to sell on Sharebert will be waived and your brand will be featured on the Sharebert homepage, you will receive unlimited access to internal company chat during daily operations (we're all about transparency), invitation to quarterly Executive Board Meetings in NYC, listing on Sharebert website as Partner, and access to all VIP Sharebert Events, plus everything above.

*All perks occur after the offering is completed.

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below.

The 10% Bonus for StartEngine Shareholders

Sharebert Holdings LLC will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

SHAREBERT HOLDINGS LLC: The Company will be designing and deploying an app that aggregates product data and offerings from thousands of online retail stores and displays them for users in a game-like format. Users are rewarded for time spent using the app, and for sharing items of interest with those in their social circles in the form of loyalty/rewards points.

The product, the Sharebert Social Shopping app, has already been fully developed and released on both the Apple iTunes and Android Google Play app stores.

Sharebert has already just begun to generate revenue, and makes money in the form of commissions from sales, from bounties on free trial offers, and in the form of monthly advertising fees for the listing of products on the platforms.

The algorithm behind Sharebert was developed in house, and the product itself was also developed in house. All IP belongs to Sharebert Holdings LLC.

Sales, Supply Chain, & Customer Base

Sharebert does not physically sell any of the items, products, or offers listed in the app. All data is automatically aggregated from participating partner sites via advertising agreements. Users that want to purchase items or offerings will be directed to the respective site making such an offer. Sharebert makes money in the form of commissions paid by advertisers for listed products, and from monthly advertising fees paid for product listings. Sharebert's target audience is Gen Z and Millennial online shoppers. In accordance with FTC marketing guidelines, Sharebert does not advertise to or solicit users under the age of 13.

Competition

The competitors in this space are Wish, Ebates, Spring, and any other shopping-affiliate fusion model. None of the current market offerings feature the sharing model Sharebert has developed.

Liabilities and Litigation

We do not have any liabilities, outstanding debt, or litigation.

The team

Officers and directors

Ali Mahvan	Co-founder, CEO, & Managing Member
Aaron Holle	Co-founder, CTO, & Managing Member
Emon Mahvan	Co-founder, COO, & Managing Member

Ali Mahvan
Ali and his business ventures have been featured in Forbes, Inc, BiggerPockets, BoldTV, on ESPN, HBO, and NBC. He is a member of the Young Entrepreneur Council, and a regular contributor to Forbes. Ali Co-founded Sharebert in November of 2016. Before co-founding Sharebert, Ali was CEO of boxing equipment startup Ediroc (2010-2017), where he designed and produced professional boxing gloves and training equipment for athletes including Floyd Mayweather, and heavyweight champion Wladimir Klitschko. He worked directly with the New York State Athletic Commission, World Boxing Council, Nevada State Athletic Commission, and many others. He also has nearly a decade of e-commerce and online advertising consulting experience, and served as the Director of Web Technologies for Kollins Communications, a multi-channel marketing services company, after they acqui-hired Mahvan&Co. (2015-2017), a technology consulting company that specialized in e-commerce design and development, and helped businesses get online.

Aaron Holle
Aaron has a lifetime of web and technology experience. He co-founded Sharebert and helped to design the tracking system utilized throughout. He continues to lead technology initiatives for the company and oversees the company's technical direction, steering the development team towards a superior product. Aaron Co-founded Sharebert in November of 2016. He began building websites in elementary school as a hobby before entering the professional development world. Prior to working on Sharebert, Aaron was the lead developer at Mahvan&Co (2015-2017). Aaron has a degree in Applied Sciences from the County College of Morris, and several Web Development and Computer Software Engineering certificates.

Emon Mahvan
Emon co-founded Sharebert and led all initial user feedback groups. He maintains operations and is the liaison between multiple departments, leading Operations for the company. Emon Co-founded Sharebert in November of 2016. He was the Business Operations Manager for Ediroc (2011-2017) and handled the import, export, vendor negotiations, logistics, and inventory management for the professional boxing equipment brands. Emon also worked at Mahvan&Co (2015-2017) managing operations, invoicing, and project timelines. He found an interest in UX/UI development, and began to learn to code. Emon graduated from Felician University with a Bachelor's Degree in Philosophy.

Number of Employees: 10

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Sharebert's patents and other intellectual property could be unenforceable or ineffective.** In technology, its usually very difficult to enforce patents as even small changes may constitute legality. Sharebert does everything in its capability to reduce the risk of liability and patent infringement, but there is no guarantee of risk-avoidance.

- **There are several potential competitors who are better positioned than Sharebert is to take the majority of the market.** We will compete with larger, established brands who currently have software products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Sharebert is a brand-new company.** It has no history, a limited number of clients, limited revenues. If you are investing in this company, it's because you think the Sharebert app is a good idea, that the IP Company will be able to secure the intellectual property rights to the Sharebert app and that the company will secure the exclusive marketing and manufacture rights to the software product from the IPCompany, that we will be able to successfully market, manufacture and sell the software product, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Sharebert's financial review includes a going concern note.** Sharebert's ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation, especially in the highly volatile technology industry.** No one can officially state that the company is worth any specific amount other than that of previous revenues. You, the investor, must decide if you want to pay this price for this security. If you are unsure about your investment, uncertain of the terms of this investment, or don't understand anything contained therein, or cannot afford to lose your entire investment, then don't invest.

- **Sharebert's business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Sharebert has priced the services at a level that allows the company to make a profit and still attract business.

- **Potential loss of investment** There is always the risk that Sharebert does not succeed and that you will lose the entirety of your investment. 9 in 10 companies fail before the end of year one. 80% of companies will fail before 5 years has passed. Do not invest any money that you cannot afford to lose.
- **No guaranteed return on investment or guaranteed timeline** There is no guarantee that any money invested in Sharebert will turn a profit. Sharebert and its managers, affiliates, and employees cannot guarantee any return on investment, does not grant dividends, and cannot guarantee any return over any timeline.
- **Sharebert may not be able to attain market share** Sharebert is entering an extremely large and competitive market. While the managers will do everything in their power to attempt to ensure success, it is unlikely that it will every attain majority market share, if any market share.
- **Affiliate agreements are not fully enforceable** Sharebert's partnerships are at will agreements with much larger and more established brands. Those companies have the right to change their agreements at any time. There is no guarantee that Sharebert will be able to maintain an agreement with any one advertiser.
- **FTC Regulation** The advertising industry is one of the most highly regulated industries. While the managers try their best to follow all FTC guidelines, social media and internet advertising is still largely unregulated and may be subject to unforeseen regulation and rules that may render Sharebert's business model ineffective.
- **Right to Pivot** Sharebert operates a fluid business model dependent on the wants and needs of the market. If at any time the managers feel that Sharebert would have more effective market application in an entirely different market, they reserve the right to make those changes without the consent of note, debt, or minority shareholders or member interest holders.
- **Copyright Infringement** Sharebert utilizes advertising agreements and social content as its primary means of business. While it is unlikely, and Sharebert has not faced any litigation or lawsuits as of this time, it is a possibility that Sharebert faces litigation or lawsuits in the future.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ali Mahvan, 76.5% ownership, Membership Units

Classes of securities

- Percent Interest: 100

  Voting Rights

The holders of shares of the Company's Membership Interests are entitled to vote in accordance with their percent interest on all matters submitted to a vote of the shareholders.

Distribution Rights

Subject to preferences that may be granted to any then outstanding membership classes, Members are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available for distribution to the shareholders. The payment of distributions will be a business decision to be made by the Managers from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that Members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Members are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the Members may be adversely affected by the rights of the Members of any series of membership interests that we may designate in the future.

- Convertible Promissory Notes: 0

Convertible Notes

Convertible Promissory Notes

Note converts to membership interest (of 1 unit / 1,000,000 per $3) or equivalent common stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date:

$6,000,000 Valuation Cap

18% Discount Rate

10% Annual Interest Rate

See Exhibit F for complete set of terms

What it means to be a Minority Holder

As a minority holder of membership interests, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any significant revenues and do not anticipate doing so until we have completed the execution of the user acquisition strategy which is under way. Based on our forecast, with the liquidity of the anticipated full raise amount, we project that we can operate the business for 6 months without revenue generation, and grow the user base to approximately 50,000 - 75,000 downloads.

If we meet the user acquisition goal, and 37% of the users are active once monthly, we project incoming accounts receivables of $25,000 per month. Our receivables typically take 90 days to process and clear to our account. This user count would also allow us to secure institutional financing and again continue to scale Sharebert and its receivables further.

During the operation thus far;

- Recruited
- Organized and developed system of data collection, formatting, and distribution at scale from multiple brands/ad networks.
- Narrowed our target audiences down to early millennials and gen z.
- Fully developed and launched Android version.
- Market tested android version and learned valuable user feedback on UX/UI.
- Implemented UX/UI feedback and launched fully developed iOS version.

Our focus moving forward is purely user acquisition and refinement of the Sharebert app based on user feedback and retention!

Financial Milestones

The company is investing in continued growth of the brand, as is generating net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $1.5 million, $4.5 million and $10 million, respectively, and believes the company will generate positive net income beginning in late 2018.

While we've worked very hard through A/B testing and college-campus focus groups to learn what users want in Sharebert, worked very hard on the layout, functionality, and recent polishing of Sharebert, and built and released Sharebert for both iPhone and Android (something not typically done by early stage startups), we haven't focused our time on a key metric; generating a large user base.

We plan to acquire a large user base through the following marketing initiatives;

- Influencer channels (internal)
- Influencer channels (external)
- Native app store search advertising
- Social media micro-targeting

More detailed information on our marketing strategy can be found under the "Use of Proceeds" section.

Sharebert is a great idea and concept, but it is a volume based business. We're projecting on average, users that are active twice monthly have a $50 annual value to us even if they're not making their purchases directly through the Sharebert app, so we need to acquire as many of those active users as possible.

- Our goal for 2018 is to acquire 200,000 users. If even 37% of those users are active once per month and make a purchase, we'll beat our goal of $1.5 million in revenue. The cost of operating the business for the year is $120,000 - $180,000 depending on our ramen noodle consumption, but we estimate that we will spend significantly on initial marketing to get Sharebert a large enough user-base to support the base operations at a net profit on its own; everything after that is optional spending to scale. We will only scale the salary spend of the business as revenues grow to support it.
- Our goal for 2019 is 600,000 total users. With 37% users active once-monthly we'll beat our goal of $4.5 million in revenue. We do not expect operational costs to increase to more than $750,000 including marketing spend.
- Our goal for 2020 is 1.25 million total users. With 37% users active once-monthly we'll beat our goal of $10 million in revenue. We do not expect operation costs to increase to more than $2 million, including marketing spend.

It is also important to note that each of these milestones not only unlocks the next level of revenue generation for Sharebert, but it also opens doors for new rounds of institutional and larger investments that will help us to scale even faster. We would like to avoid taking on new money (and the complexities that come with it) if possible, but in the end we will always do what is best for Sharebert the company.

Liquidity and Capital Resources

The company is currently generating operating losses at a very slow rate (our burn is only $10,000 per month for the entire team as of now) and requires the continued infusion of new capital to continue business operations. We've already raised $125,000 in equity capital, and utilized that to build a full fledged android and iphone version of Sharebert, implement user feedback, and even improve the design and functionality.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We would rather be a company owned by the customers and people who believe in the product than to be owned investment banks or giant pools of money that simply invest because they want a quick return.

That said, growing comes with Venture Capital at some point. This crowd raise will finance us leading into a net profit year, or it will finance us leading into the growth required to close a proper Seed Round or Series A round of funding (which will trigger the conversion of all of your notes).

Should this crowd raise fail, we'll decrease our ramen noodle consumption, increase our work hours, and continue building the most amazing shopping app on the internet while seeking out more private financing. Ironically, there are some pretty funny ramen noodle shirts available on Sharebert. I recommend you check them out.

Indebtedness

Sharebert currently operates with no outstanding debt.

Recent offerings of securities

- 2017-08-04, Regulation D, 35000 Membership Interest. Use of proceeds: Research & development; specifically the full time hiring of software engineers to build the iOS product and refine the Android product, also initial user engagement and feedback to help refine the UX/UI and implement changes that would create retention among users.

Valuation

$3,000,000.00

Pre-money valuation has been established by our initial angel/FF raise. We have decided to maintain the $3M valuation to simplify our raise (an as extension of FF round) which will allow us to acquire users more rapidly, leading to a Seed or Series A round.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold (extended)

Total Proceeds:	$10,000	$107,000	$1,000,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$60,000
Net Proceeds	$9,400	$100,580	$940,000
Use of Net Proceeds:			
R& D & Production	$9,400	$35,000	$275,000
Marketing	$0	$61,580	$565,000
Working Capital	$0	$4,000	$100,000
Total Use of Net Proceeds	100%	100%	100%

We are seeking to raise a minimum of $50,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,000,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $950,000 over the course of that time.

The offering proceeds from this capital raise will be used to fund the large scale acquisition of users through a variety of channels;

- Influencer channels utilizing existing contracts at a CPI (Cost Per Install) of only $0.75 with milestones and performance-driven goals.
- Influencer channels outside of our existing contracts at a more volatile CPI, but one that has produced results under $0.50 after some A/B market testing. This method can save money over a 24 month period, but short term may cost more, so it is less preferable than utilizing existing contracts.
- App store native search advertising which in the past averaged a CPI of $2.10. While this is much more expensive, and typically less effective than influencer advertising, it is a sure route to downloads, has a below average CPI, and the vast majority of our competitors downloads (and our current downloads) come from native app store searches for shopping apps.
- Social Media advertising, which is by far the most expensive channel that we're

interested in committing to. These ad campaigns require lots of A/B testing to get right, so they typically average more than $3 per acquisition. This will be our worst-case-scenario channel.

Additionally, funds will be used to extend runway for research and development, bug testing, and the addition of new features. We will likely not be scaling our development team, aside from adding a few unpaid interns. We would, however like to provide our development team with more efficient and more effective tools to measure, analyze, and implement user feedback and implement user experience improvements more quickly.

This crowd raise will be used as a bridge to allow us to acquire a larger user-base, and lead us to the next round of funding for more exponential growth.

We've currently set the campaign goal at $107,000. If we meet that goal quickly, or there is a lot of interest in the campaign, we will likely invest in the necessary steps to increase the goal, as scaling at this stage will allow us to grow the company larger before having to seek institutional investors and hit the dreaded dilution rounds. Following this round we'll be seeking Seed round funding, or pending the results of this round's funding, we may skip Seed round and seek Series A funding from institutional investors.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://sharebert.com/investors in the area labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sharebert Holdings LLC

[See attached]

I, Ali Mahvan, the Chief Executive Officer of Sharebert Holdings LLC, hereby certify that the financial statements of Sharebert Holdings LLC and notes thereto for the periods ending December 2016 and December 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported were total income of $31.97; tax returns for this year have not yet been filed.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 13th of April, 2018.



x

Chief Executive Officer

4/13/2018

SHAREBERT HOLDINGS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

SHAREBERT HOLDINGS LLC
Index to Financial Statements
(unaudited)

SHAREBERT HOLDINGS LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

Balance Sheet

Sharebert

As of Dec 31, 2016

ACCOUNTS	Dec 31, 2016
Assets	
Cash and Bank	
Spark Business Basic	$16,641.72
Total Cash and Bank	**$16,641.72**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$16,641.72**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Retained Earnings	
Owner's Equity	$16,641.72
Total Retained Earnings	**$16,641.72**
Total Equity	**$16,641.72**

Balance Sheet

Sharebert

As of Dec 31, 2017

ACCOUNTS	Dec 31, 2017
Assets	
Cash and Bank	
Cash on Hand	$5,000.00
Spark Business Basic	$42,558.56
Total Cash and Bank	**$47,558.56**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$47,558.56**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Retained Earnings	
Profit between Jan 1, 2017 and Dec 31, 2017	$6,916.84
Owner's Equity	$40,641.72
Total Retained Earnings	**$47,558.56**
Total Equity	**$47,558.56**

SHAREBERT HOLDINGS LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

Profit and Loss

Sharebert

Date Range: Jan 01, 2016 to Dec 31, 2016

ACCOUNTS	Jan 01, 2016 to Dec 31, 2016
Income	$0.00
Cost of Goods Sold	$0.00
Gross Profit	**$0.00**
Operating Expenses	$0.00
Net Profit	**$0.00**

Profit and Loss

Sharebert

Date Range: Jan 01, 2017 to Dec 31, 2017

ACCOUNTS	Jan 01, 2017 to Dec 31, 2017
Income	$277.89
Cost of Goods Sold	$0.00
Gross Profit	**$277.89**
Operating Expenses	$71,655.05
Net Profit	**-$71,377.16**


SHAREBERT HOLDINGS LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)


Cash Flow

Sharebert
Date Range: Jan 01, 2017 to Dec 31, 2017

CASH INFLOW AND OUTFLOW	Jan 01, 2017 to Dec 31, 2017
Operating Activities	
Sales	
Sales	$277.89
Total Sales	**$277.89**
Purchases	
Advertising & Promotion	-$2,637.60
Bank Service Charges	$70.00
Computer – Hardware	$329.75
Computer – Internet	-$43.50
Meals and Entertainment	-$198.57
Office Supplies	-$3,022.43
Professional Fees	-$3,125.00
Travel Expense	-$269.68
Vehicle – Fuel	-$32.40
Uncategorized Expense	-$62,725.62
Total Purchases	**-$71,655.05**
Inventory	
Total Inventory	**$0.00**
Payroll	
Total Payroll	**$0.00**
Sales Taxes	
Total Sales Taxes	**$0.00**
Other	
Transfer for Cash on Hand	-$5,000.00
Transfer for Spark Business Basic	$5,000.00

CASH INFLOW AND OUTFLOW	Jan 01, 2017 to Dec 31, 2017
Total Other	**$0.00**
Net Cash from Operating Activities	**-$71,377.16**
Investing Activities	
Property, Plant, Equipment	
Total Property, Plant, Equipment	**$0.00**
Other	
Total Other	**$0.00**
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	
Total Loans and Lines of Credit	**$0.00**
Owners and Shareholders	
Owner's Equity	$101,060.00
Owner's Equity	$0.00
Total Owners and Shareholders	**$101,060.00**
Other	
Total Other	**$0.00**
Net Cash from Financing Activities	**$101,060.00**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Spark Business Basic	$16,641.72
Total Starting Balance	**$16,641.72**
Cash Inflow	$106,737.64

OVERVIEW

Cash Outflow	$77,054.80
Net Cash Change	**$29,682.84**
Ending Balance	
Cash on Hand	$5,000.00
Spark Business Basic	$41,324.56
Total Ending Balance	**$46,324.56**

NOTE 1 – NATURE OF OPERATIONS

SHAREBERT HOLDINGS LLC was formed on June 2nd, 2017 ("Inception") in the State of Florida. The financial statements of [SHAREBERT HOLDINGS LLC] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

SHAREBERT HOLDINGS LLC is designing and deploying a custom software application that aggregates product and service offerings from many online retailers in one place. Sharebert displays these offerings in a way that is entertaining and enjoyable to its users, then directs users to the retailer presenting any offer they are interested in. Sharebert does not carry any inventory or products. Sharebert does not process payments, ship products, or sell anything. Sharebert is paid a commission by retailers for the traffic sent to their websites. Sharebert also makes money in the form of monthly advertising fees charged to some retailers for the listing of their products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from commissions received from the sales of product offerings listed in our software, and in the form of advertising fees charged to businesses for listing their product or service offerings in our software when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company does not currently carry any outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Ownership of the Company is distributed in units. 1,000,000 units have been allocated to represent 100% of the total equity of the company. The original operating agreement, signed on June 2nd, 2017 issued 80% ownership to Ali Mahvan, 10% ownership to Aaron Holle, and 10% ownership to Emon Mahvan.

In an amendment resolution signed and passed on August 14th, 2017, ownership and distribution of the existing 1,000,000 units was reorganized to take on additional LLC partners;

76.5% ownership to Ali Mahvan
10% ownership to Aaron Holle
10% ownership to Emon Mahvan
1.75% ownership to Andrew Main with capital contribution
1.75% ownership to Mike Main with capital contribution

Ownership distribution is to be issued from Ali Mahvan's ownership in the business. 19% ownership is reserved for Ali Mahvan's personal ownership of the 76.5% ownership currently granted to him.

Additional ownership has been granted and vested according to contract timelines or milestones in the following amounts;

7.5% ownership to Phil Michael with a 10% cap based on additional milestones.
2.5% ownership to Andrew Pagliara with an 11% cap based on additional milestones.
2.5% ownership to Gary Formisano for services completed.
0.5% ownership to Ruben Araneta with a 4% cap based on additional milestones.
0.25% ownership to Bill Staniford for advisory services provided.
6.5% ownership reserved for contractors and employee disbursements based on milestones & subject to vesting.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions have occurred other than those disclosed in the cap table.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 2017 through April 13th, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sharebert is pending **StartEngine Approval.**


WHAT'S TRENDING
WOMENS
MENS
BOYS
GIRLS
BABY
XO
Disney
GIVENCHY

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Sharebert
Addictive Social Swipe Shopping
Small OPO · New York, NY · Retail · Accepting International Investment

Overview · Team · Terms · Updates · Comments · Share

Social Shopping as Easy as: Swipe. Shop. Share.

Invest in Sharebert

Sharebert is a shopping app that **pays you to browse, shop, share** and get discounts from more than **100,000+ brands and high-end products**.

The app automatically learns what products you're interested in, and incentivizes sharing with your social circles.

Oh yeah, and **there are prizes to win**, but you'll have to download the app to learn more about those. 😉

*"**Shopping online is hard**. It requires multiple tabs and a lot of decision making. Doing it on your phone is even harder. **Sharebert fixes that problem**, and makes browsing the internet for cool things to buy (or share) **an easy boredom killer that you can do on the train, in bed, or even on the toilet.**"*

- CEO, Ali Mahvan

FIND ANYTHING
You can find products from almost every brand you can think of; Amazon, Disney, Supreme, Gucci, Nike and more. You can even find agencies to flights and hotels.

EASY CHECKOUT
You checkout straight through the store that sells the product. That means if something is sold by Amazon, you can use your Amazon Prime or you have a rewards membership, you can keep using it. Only trusted brands. No private sellers.

EARN POINTS
You'll earn free loyalty points every hour you spend use Sharebert. Loyalty points are redeemable for prizes like gift cards, and video games. Some prizes are big, like Disney Vacations, laptops, and iPhones.

THINGS YOU LIKE
Sharebert will save everything you like to your Likes feed. So if you like something, but don't want to buy it now, you can always find it later.

Available in iTunes & Google Play Store.


BOLD
ALI MAHVAN


Sharebert
Nike Jordan Air 1 Basketball...
Share item
Sharebert
Swipe. Shop. Share.

The Offering

Convertible Promissory Notes

Note converts to membership interest or equivalent common stock when the company raises $1,500,000 in a qualified equity financing
Maturity Date: 10/15/2019
$6,000,000 Valuation Cap
18% Discount Rate
10% Annual Interest Rate

Perks
All investors will receive a Sharebert T-Shirt and 250 rewards points for their account.

Supporter $500+
If you invest $500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to select Sharebert Events and our ever-loving affection.

Backer $2,500+
If you invest $2,500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to all VIP Sharebert Events, and unlimited access to all Sharebert discounts with partner brands.

Angel $25,000+
If you invest $25,000, any fees for application to sell on Sharebert will be waived and you will be automatically approved as a Sharebert seller, you will receive an invitation to quarterly Executive Board Meetings in NYC, and access to all VIP Sharebert Events, plus everything above.

Partner $100,000+

If you invest $100,000, any fees for application to sell on Sharebert will be waived and your brand will be featured on the Sharebert homepage, you will receive unlimited access to internal company chat during daily operations (we're all about transparency), invitation to quarterly Executive Board Meetings in NYC, listing on Sharebert website as Partner, and access to all VIP Sharebert Events, plus everything above.

**All perks occur after the offering is completed.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

> *"Target saw that 98% of its guests were shopping digitally and that 75% were starting on mobile."*

- Think With Google, Analytics Case Study

What We Have Accomplished So Far

We came up with the idea for Sharebert almost two years ago. We started with nothing but that; an idea.

Since then we've built an amazing team of passionate people that have the skill-sets, and the will to make Sharebert succeed. Those same amazing people have built an amazing company dynamic with lasting friendships, plenty of incredible events, fast and efficient workflows, and a continually improving product.

Everyone working on Sharebert loves what they do, and wouldn't want to do anything else.





SYNERGY GLOBAL FORUM NEW YORK 2017
SYNERGY GLOBAL FORUM

What we've done over the last year and a half:

- Live tested algorithm with small test accounts & products.
- Built minimum viable product web app and implemented user feedback to design layout and model users would enjoy and use.
- Hired an **extremely qualified initial upper management** team, including **highly experienced C-Level executives** & **former CEOs**, **Valedictorian engineering** teams, and experienced middle management.
- **We've already raised $125,000** in funding at $2.9M pre-money valuation.
- Sharebert has been featured in national and global media publications including **Forbes, Inc, BiggerPockets, and more**.
- We recently established **influencer partnerships with more than 250M followers** through social media platforms for massive scale marketing.
- Finished product released to both iPhone & Google Play app stores.

Now we're ready to scale. Sharebert will be moving to the mass market.

Deals with Tons of Retailers

We've put together partnership agreements with tons of giant brands either through direct agreements or via advertising network partnerships.
Its safe to say you're able to find virtually everything on Sharebert.



amazon, Disney Store, Walmart, Best Buy, La Quinta, Dunkin' Donuts, dji, Hotels.com, Calvin Klein, fitbit, Timberland, GameStop, Footshop, Tractor Supply Co, the Vitamin Shoppe, livingsocial, Skechers, Spyder, carhartt, Field & Supply, Volcom, Spencer's, Jelly Belly, Rite Aid, Campmor, Aéropostale, Turtle Beach, Modell's, American Apparel, Jinx, Disney Parks, Ace Hardware, Microsoft, Booking.com, Hello Fresh

Multi-Platform Finished Product





Google Play
Sharebert - Social Swipe Shopping
Sharebert Shopping
Teen
Installed
This app is compatible with your device.

App Store
Sharebert - Social Shopping 12+
Swipe. Shop. Share.
Sharebert
5 Ratings
Free

While we can all agree that no good app will ever be "finished", we've conducted lots of feedback focus groups, continuously refined, and launched **Sharebert on both Apple iTunes and Google Play** app stores as of the first week of April.

Of course, the app is totally free forever.







SWIPE. SHOP. SHARE.
SWIPE. SHOP.
Sharebert will get you addicted to swiping, shopping, and sharing products from more than 100,000 brands. Sharebert automatically learns what products you're interested in, and rewards you for sharing them with your social circles.

iPhone Screenshots
SWIPE. SHOP. SHARE.

(And we suggest you **download it now**)

5,000
DOWNLOADS
OVER 100
TRANSACTIONS
$1.50
AVG COMMISSION
$50
$50

- Average commission: $1.50
- Average total sale revenue: $50
- Annual user value at current trend: $50
- We've already processed more than 125 orders *(we just launched iOS last week)*

Continuous Cost-Conscious Strategy





Growth Strategy
TRADE POINTS FOR PRIZES
$2.10
SOCIAL & APP STORE CPA
<$0.75
INFLUENCERS CPA
<$0.09
USER SHARING CPA

We've Been Featured in the Media



Forbes Inc. BiggerPockets YEC

Our Product

Sharebert
WHAT'S TRENDING
" The most addictive shopping app "
App Store
Google Play

Sharebert is a shopping app that **pays you to browse, shop, and share** and get discounts from more than 100,000+ brands and high-end products.

The app automatically learns what products users are interested in, and incentivizes sharing with their social circles. It doesn't matter what you're into. Sharebert gets you.

We make money through commissions tracked by cookies from both our users, and the people they've shared products with **whether or not they've used the app**.

It's like Ebates, but **amplified** through social.



Customer Problem
Sharebert allows users to find the products they're looking for from every store in one place.

Many of us find ourselves visiting Amazon for example, just to see if they sell the product we're looking for. **Every product can be found on Sharebert**, because Sharebert aggregates the inventories and offerings of nearly **every major brand in one place**.

The app is also a boredom killer. Swiping kills time and lets us discover cool things.





Sharebert




Whatever You're Into, Make It About You






How Sharebert Is Different From the Rest

Sharebert is currently the only shopping app that rewards users for browsing and sharing.

We will also have the first mover advantage in this business model. We've had **tons of media coverage**, and only expect to get more. We've also secured **influencer partnerships with more than 250M total followers**, and we are **now acquiring users** through these channels.

It takes time to put together the **many brand relationships** that we've secured over the last 2 years, again delaying potential competitors while we **establish market dominance**.

Sharebert has also been **entirely built and refined directly on user feedback**, and will continue to **morph based on what our users want** and demand from our product.



How Sharebert Makes Money






Commissions	Free Trials	Shares	Product Listings
Sharebert is paid commissions on sales from all large anchor brands. We have tons of giant partners.	Sharebert gets paid for offering our users free trials, promo deals, and other cool perks.	Users share products they like with their social circles, and Sharebert gets paid when anyone buys.	Sharebert plans to charge boutique brands with large social followings to list their products.



Sharing Viral Growth

We make money through commissions tracked by cookies from both our users, and the people they've shared products with **whether or not they've used the app.**

We make commissions regardless of what device a shopper uses, and regardless of what product they purchase.

Our Market and Industry



Stats from Business Insider Intelligence and Statista

Mobile shopping has grown 300% in the last 4 years to over **$156B**. It will grow to over **$337B** by 2020 according to BI Intelligence & Statista.

In fact, according to Think With Google, major retailer Target saw that 98% of their customers were shopping digitally and that 75% of them were starting on mobile.

Seventy percent of millennials and ninety percent of gen z-ers shop online. Eighty percent of all online shopping is **influenced by social media**.

We're specifically targeting those that have a **history of spending money through apps**, and **users who frequent multiple retail websites** and shopping apps.

We also intend to view customer metrics and determine which **users are the highest value**, then use those demographics for **continued micro-targeting** of potential users that share similarities.









Our Existing Competitors

wish	EBATES	FANCY	SPRING
Valued at $10B	**Acquired for $1B**	**Valued at $1.2B**	**Valued at $500M+**
Discount items shipped direct from China. (15 days shipping) Source	Cash back from brands for shopping through Ebates links. Source	Instagram meets Etsy for products. Many private sellers. Source	Fashion niche, using paid link model without Sharebert's social model. Source

Details on the Competition:

- Wish - They have a very strong following (spend $100M annually on Facebook ads), and very low prices. 15-30 day shipping and Chinese knockoff products. **Offered $10B by Amazon**
- Ebates - Coupon driven with cash back. Ebates is from the late 90's, and not social. We believe that low cash back percentages aren't huge incentives for Gen Z and Millennials. **Acquired for $1B**
- Spring - Spring has proven the model & is growing fast, but is niche and has no social sharing incentives like Sharebert. **Valued at $500M**

To our knowledge, none of these competitors feature as many products as Sharebert, reward their users for browsing like Sharebert, or feature a viral growth model & social media integration like Sharebert.



70%
Of online transactions occur on mobile devices
62%
Of consumers will share a deal they find with friends
Sharebert
85%
Of socially driven orders are derived through Facebook
41%
Of retailers find social media to be a very effective marketing tool

---

What Makes Our Team Special



Left to right: Aaron (Co-founder), Mike Main (Partner), Andy Main from UFC (Partner), Ali Mahvan (Co-founder & CEO)

One of the key differentiators for a startup like ours is the team of entrepreneurs behind it.

Besides having a group of passionate people working day and night to bring this project to fruition, we have a team of absolute experts.

The Sharebert team is run by proven and seasoned entrepreneurs and advisers, and the product is built by dedicated and expert software engineers.

The Full Package Team

We've also partnered up with Wayne Reilly, a social media super-star with **more than 252M total followers** across all accounts.

Utilizing this reach and the combined business experience and marketing expertise of our team, we plan to acquire **200,000+** new users by the end of 2018

Instagram
YouTube
facebook
250M+ in reach
200,000
Users in 2018



Invest in Sharebert Today!

We have a **fast and aggressive growth strategy**. With decades of experience in media, product marketing, celebrity partnerships, technology, and **several multi-million dollar exits under our belts** *(see PropertyShark & Bisnow)*, the now completed Sharebert app will be taken to market with speed and precision.

We've already raised $125,000 for this project. All initial development is finished, and the completed product is **available in both iTunes & Google Play app stores**. We've acquired several hundred users simply by word of mouth, and are **already generating revenue**.

All funding from this campaign will be utilized to **execute large scale user acquisition**, and fund further research & development to add new features, fix bugs, and refine the user experience.

With or without this crowdfunding campaign, we will scale this company rapidly, and attempt to be acquired within 2 years. Don't miss out.





SHARED PRODUCT VISUALIZATION
Revenue Potential of Sharebert
SOCIAL MEDIA
Shopping App User
Revenue Potential of Competitors

Growth Path
Growth Trajectory with Once-Monthly Active Users
$15M
$10M
$5M
2m Users
$14.4MM Revenue
$25.8MM Twice Monthly
$3MM Costs
1.25m Users
$9MM Revenue
$17MM Twice Monthly
$1MM Costs
600k Users
$4.3MM Revenue
$7.9MM Twice Monthly
$750,000 Costs
200k Users
$1.4MM Revenue



$2.5MM Twice Monthly
$350,000 Costs
$0M
2017
2018
2019
2020
2021
*projections based on 50% of retained users active once monthly at avg $1.50 revenue. Pink represents same user count with twice monthly activity.



April 2016

Idea is Born!

We figured out the algorithm which drives Sharebert.

November 2016

Research & Development

After some testing, we decice this is what we're going to do, no matter what it takes. And the journey begins.

January 2017

Initial MVP

We built a very basic model and started asking people to try it. No one got it. Back to the drawing board.

April 2017

You Need An App

People in our test group finally get what we're doing. But a web-app doesn't cut it. We need to build a real app.

June 2017

Realizing Potential We Seek a Team

After trying to optimize the web-app for two months and generating sales, we begin searching for an app development team.

July 2017

We're Funded

We hire a development team, raise $125,000 in funding, and get to work building.

October 2017

Android MVP

Our Android Minimum Viable Product goes live, and we're seeing more and more sales. This seems to work! But we need to refine and get the iOS version live.

November 2017

Good Signs of Traction

We're generating more and more sales, and everyone can agree that the product isn't ready yet. We can't wait to see what the finished product will produce.

January 2018

Marketing Begins

We beginning reaching out to media, and doing interviews on the product and the feedback is phenomenal!

April 2018

iOS Version Released!

iOS version is released, and both versions are polished and undergo final bug testing. Influencer partnerships are established, and capital raise on StartEngine begins! It's time to scale!

December 2018

Sharebert

200k Downloads

Our target for 2018 is 200k downloads. This is projected to generate more than $1MM in revenue at a cost of $350k. (ANTICIPATED)

December 2019

Sharebert

600k Downloads

Our target for 2019 is 600k downloads. This is projected to generate more than $4.5MM in revenue at a cost of $750k. (ANTICIPATED)

In the Press

BiggerPockets BOLD NJBIZ Forbes

SHOW MORE

Meet Our Team







Ali Mahvan

Co-founder, CEO, & Managing Member

Ali and his business ventures have been featured in Forbes, Inc, BiggerPockets, BoldTV, on ESPN, HBO, and NBC. He is a member of the Young Entrepreneur Council, and a regular contributor to Forbes. Ali Co-founded Sharebert in November of 2016. Before co-founding Sharebert, Ali was CEO of boxing equipment startup Ediroc (2010-2017), where he designed and produced professional boxing gloves and training equipment for athletes including Floyd Mayweather, and heavyweight champion Wladimir Klitschko. He worked directly with the New York State Athletic Commission, World Boxing Council, Nevada State Athletic Commission, and many others. He also has nearly a decade of e-commerce and online advertising consulting experience, and served as the Director of Web Technologies for Kollins Communications, a multi-channel marketing services company, after they acqui-hired Mahvan&Co. (2015-2017), a technology consulting company that specialized in e-commerce design and development, and helped businesses get online.



Aaron Holle

Co-founder, CTO, & Managing Member

Aaron has a lifetime of web and technology experience. He co-founded Sharebert and helped to design the tracking system utilized throughout. He continues to lead technology initiatives for the company and oversees the company's technical direction, steering the development team towards a superior product. Aaron Co-founded Sharebert in November of 2016. He began building websites in elementary school as a hobby before entering the professional development world. Prior to working on Sharebert, Aaron was the lead developer at Mahvan&Co (2015-2017). Aaron has a degree in Applied Sciences from the County College of Morris, and several Web Development and Computer Software Engineering certificates.

Emon Mahvan

Co-founder, COO, & Managing Member

Emon co-founded Sharebert and led all initial user feedback groups. He maintains operations and is the liaison between multiple departments, leading Operations for the company. Emon Co-founded Sharebert in November of 2016. He was the Business Operations Manager for Ediroc (2011-2017) and handled the import, export, vendor negotiations, logistics, and inventory management for the professional boxing equipment brands. Emon also worked at Mahvan&Co (2015-2017) managing operations, invoicing, and project timelines. He found an interest in UX/UI development, and began to learn to code. Emon graduated from Felician University with a Bachelor's Degree in Philosophy.









Philip Michael
Partner
Phil is the CEO of New York Equity Group which he recently raised $25M in funding for, and served as Director Strategic Content for Bisnow until their $50M acquisition. Phil graduated from Harvard with an M.B.A. in Marketing.

Eric Lam
Software Engineer
Lead developer for Sharebert. He graduated Full Sail University with an advanced achievement award, several course director awards and was named Valedictorian of his class.

Jesse Lathey
Software Engineer
Jesse is an experienced game developer and android studio engineer. He joined the company in summer of 2017 with the intention of bringing excitement to the user experience.

Andrew Pagliara
Events Marketing
Andrew plans and hosts Sharebert's VIP experience events when he's not hosting professional athletes and celebrities. Andrew joined the team in winter of 2016 and helped to build the initial staff of Sharebert.

Alex Damroth
Executive Administrator
Alex is an experienced manager and marketing executive, as well as an expert in data trends and analytics. He joined the Sharebert team in fall of 2016.

Ruben Araneta
Events Manager
Ruben is a venue and events host based in New York City. He joined the team in summer of 2017.

Andy Main
Partner
Andy is a business owner, investor, and former UFC: TUF competitor. He has a decade of business experience and serves as a partner and advisor to Sharebert.

Mike Main
Partner
Mike is a competitive mixed martial arts athlete, business owner, and a partner at Sharebert.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to membership interest or equivalent common stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: 10/15/2019

$6,000,000 Valuation Cap

18% Discount Rate

10% Annual Interest Rate

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Sharebert Holdings LLC
Corporate Address	222 Broadway, New York, New York
Description of Business	Mobile commerce / Marketing technology
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$150

Investment Details

What is a Convertible Note?

A convertible note is short-term debt that converts into equity. Convertible notes are structured as loans with the intention of converting to equity. The outstanding balance of the loan is automatically converted to equity at a specific milestone, often at the greater valuation of a later funding round.

Why do startups raise investment capital using convertible notes?

Convertible notes (or "notes") offer a simple, cheap, and fast method for startup funding as compared to traditional priced equity rounds. It also defers the more complex discussion of startup valuation to the next round of financing.

What does the maturity date indicate on a convertible note?

The maturity date of a note indicates the date when the note is due to be repaid to the investor along with any accrued interest, if it has not yet converted to equity.

In practice, in most situations, startup investors will not call for a note to be repaid at the maturity date, and will instead amend the note to extend the note's maturity date, typically for a period of another year.

What is a cap in a convertible note?

A convertible note cap sets the maximum valuation at which the investment made via the convertible note can convert into equity. Investors in the convertible note typically get converted at the lesser of the valuation of the next qualified priced round and the cap.

What does the interest rate indicate on a convertible note?

The interest rate of a convertible note indicates how much interest accrues to the investor prior to the note's conversion to equity or its repayment as cash when called.

On the west coast in the US, typical interest rates on most convertible notes are a nominal 2% (and cannot legally be lower or they might not be viewed as a convertible debt instrument). Elsewhere in the US, typical interest rates on most convertible notes range from 4-8%.

For example, with an interest rate of 8%, $100 invested on day 0 would convert as if $108 had been invested on day 365, if conversion happens on day 365.

From an investor standpoint, the interest rate term is not as impactful to startup returns as picking the right startups to fund, and as other convertible note terms such as the conversion cap and/or discount rate.

What happens to a convertible note if a company shuts down and goes out of business?

As holders of a debt instrument, holders of convertible notes come ahead of holders of equity in terms of repayment of any remaining assets they may have a claim to during liquidation. In concept, the holder of a convertible note will be paid ahead of all equity holders.

What happens to a convertible note if a company is acquired or merges with another company?

If a company is acquired or merges before a convertible note converts, the specifics of what a noteholder receives will depend on the specifics of their convertible note terms. The most company friendly terms call for the note to be repaid with interest to the investor. Most convertible notes call for the note to be converted to common shares in the company at a pre-set price just before the acquisition/merger, often at the same price as the cap of the note. Still others call for the noteholders to be paid back their principal investment plus interest, plus a premium amount, generally 0.25-1.5x of principal.

Does a convertible note holder have a choice about converting a note in an equity financing round?

The terms of conversion are usually listed in the convertible note. Typically, conversion to equity is automatic at the next equity raise, but may be conditional on a round meeting certain thresholds such as a minimum round size.

Additional Perks*

All investors will receive a Sharebert T-Shirt & 250 rewards points for their account.

Supporter $500+

If you invest $500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to select Sharebert Events and our ever-loving affection.

Backer $2,500+

If you invest $2,500, any fees for application to sell on Sharebert will be waived and you will take priority as a Sharebert seller, you will receive access to all VIP Sharebert Events, and unlimited access to all Sharebert discounts with partner brands.

Angel $25,000+

If you invest $25,000, any fees for application to sell on Sharebert will be waived and you will be automatically approved as a Sharebert seller, you will receive an invitation to quarterly Executive Board Meetings in NYC, and access to all VIP Sharebert Events, plus everything above.

Partner $100,000+

If you invest $100,000, any fees for application to sell on Sharebert will be waived and your brand will be featured on the Sharebert homepage, you will receive unlimited access to internal company chat during daily operations (we're all about transparency), invitation to quarterly Executive Board Meetings in NYC, listing on Sharebert website as Partner, and access to all VIP Sharebert Events, plus everything above.

*All perks occur after the offering is completed.

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Sharebert Holdings LLC will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details
Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Video Transcript 1

00:00[Music]00:19good morning and welcome to another00:21episode of Bold Business. I'm David00:23Grasso from genFKD, a nonprofit00:25dedicated to helping millennials00:26navigate the new economy. We have a very00:28special guest here today as my co-anchor,00:30fellow Floridian, yes high-five how are00:34you? Florida, I'm about to go00:37there right after the show I'm going00:38there soon so anyway Morgan wears many00:40hats enough about me she's a financial00:42intelligence expert, former financial00:44diplomat and a national security analyst.00:47I mean I'm older than I look00:49really hopefully according to my00:54dermatologist. Next we welcome an00:55entrepreneur to bold business, Ali00:58Mahvan is a CEO and co-founder of 01:00Sharebert, which is an app that allows you to01:01browse products from almost every store01:04online great idea how'd you think of it01:07thank you01:07I appreciate that. A lot of googling01:10that's a lot of googling yeah we like01:13the tinder of shopping yeah you swipe01:17swipe left and right so you know when01:20you're on tinder you see something you01:21don't like you just swipe away think of01:35it like when you're at the store like as01:36you look at each product on the shelf in01:39your mind you're kind of doing that that01:41left and right swipe and you're like oh01:42I don't like this and you're just01:43passing by things you don't like when01:44you find something you do like oh I'm01:46gonna remember where that is I might buy01:48that before I leave no I go on every01:50single day to buy stuff I think oh I01:52forgot my face cream I need to get this01:54and he did that I could do that on your01:56site oh yeah and I could compare I01:58assume several different prices of my02:00face cream for example so what you'll02:02actually be able to do is find out all02:04right a lot of times when I'm buying02:06something I'm like oh I wonder if Amazon02:08has this yeah so when you search on02:11sherbert you know everybody who has it02:14so you know if Amazon has it you know if02:15Best Buy I was like like every so we02:17have like 15,000 partners right now yeah02:20we have a yeah we took advantage of some02:22advertising networks and and like02:25individual deals we did we're a partner02:26of Amazon02:27which allows people to like check out02:29what their Amazon Prime so when did you02:31launch we just launched Android version02:34about I think the week before Black02:36Friday oh yeah I've been working on this02:39for a year and a half so our our iOS02:41version should be out by end of January02:43that'll be big it's gonna be yeah I can02:46already use it I'm it's it's been a lot02:53of work but it's amazing it's a lot of02:54fun how many users do you have so far02:56right now we have 260 monthly users we02:59have 15 people using the app every03:01single day launched a few weeks ago03:02basis literally yeah like yeah good idea03:05though so how did you so it seems like03:07you've taken care of the backend more03:09now it's more of the front-end writing03:11the word out hence wire in the03:12accessibility so building something is03:15so hard you can never you can never just03:17you can never know what's gonna happen03:19so we had iOS developers that delayed03:21the project like 6 months and then we03:23had to like start on iOS again and how03:27did you get your funding because that's I03:28think that's one of the biggest03:29questions I get from people who are03:31entrepreneurs and starting up is how do03:32I get access to capital03:33pretend like you're never gonna get03:35capital and it'll just come it's just03:38like yeah just like did you find03:40somebody when you go to that what you03:43did with all those VC people like yeah03:45you're cool but basilar so one

thing03:47that I that have actually learned03:48throughout this process and it's been a03:50long process is never never expect03:54anything when when you actually don't03:56need it that's when you're gonna get it03:57so once we got to a point where we03:59didn't really need the funding anymore04:01all of a sudden we got some funding so04:03we're actually raising another round of04:05capital right now we're just probably04:06starting January 1st right now you have04:08a video to show them I was quoted in ink04:14magazine the other day too so that was04:16that was pretty cool we're we're doing04:17some like slow marketing but I'm saving04:20all the big pushes for after we have iOS04:22because I know that's the most important04:23thing right now it's definitely a lot of04:25people in the tech world are worried04:27about not worried but are very conscious04:29of you know gender diversity ethnic04:33diversity and the companies you're a04:35tiny startup in your brand new but are04:36you starting to think about about those04:38things about women in tech and diverse04:40in Tekken how you're gonna bring that04:41into your startup ah yes and no yes and04:44no I think if you have to think about it04:46that's that's what causes the issue I04:48think it should just be automatic I just04:50hire based on skills you know I don't I04:53don't care what color or ethnicity or04:55race or gender you are04:57it's literally each individual person04:59has their value and that that value is05:01what we're looking for so but if you05:03don't know I mean I'm sorry to play on05:06gender roles but women do most of the05:07shopping women do most of the shopping05:09talking like we have a woman on I'm not05:15gonna ask my wife a lot I'm asked my05:17wife a lot and she's an iPhone user -05:19so like hey take my Android phone and tell05:21me what you like and don't like tell me05:23what features we need - we need to05:24implement that's the whole point of05:25diversity in tech and yeah have people05:27from certain key demographics among your05:30ranks05:30you'd be supporting to miss out be05:32surprised a lot of online shoppers are05:34actually men I'm like 60 60 to 7005:38percent or unless I'm Madison's because05:40you guys want to just when you go to the05:42mall you want to like sit in the chair05:43and so tell me so I'm pretty happy with05:51Amazon I also use Google you know the05:53shopping function on Google whenever in05:55charity a dress so for somebody like me05:57who is an online shopper why should I06:00switch to your flat your platform what's06:02the hook two reasons number one it's06:04just so much easier everything is on06:05your phone in one place so you're not06:07looking everywhere shipping deals we you06:10literally check out through the brand so06:12if you find something that Amazon sells06:14we don't you don't even check out06:15through us you check out through Amazon06:16they're sort of yeah it's kind of like06:19shopping it was the perfect was the06:22perfect yeah exactly that's number one06:24and number two is points and prizes so06:27you get rewards for using jammer and you06:30don't get rewards for shopping on it you06:31get rewards for using it for your time06:33spent using it and for sharing cool06:35things like cool fines with friends and06:38those kind of reward you get points and06:40then those points can be exchanged for06:41like I think right now our biggest prize06:43that you can get is a four-day disney06:45vacation for two today I used to sing it06:49Disney really of course you did we're to06:52Disney too soon06:57we're all dis noise here yeah crazy so07:00what advice do you have to budding07:02entrepreneurs because this whole show is07:03about millennial economic empowerment07:04you know how did you do it how did you07:06go from Disney to developing your own07:08app you you have to have a vision and07:10you have to have just absolutely07:12non-stop passion if you're not07:13completely never-ending passionate about07:17what you're doing you're not gonna do it07:18if you're afraid to risk someone else's07:21money or risk your own money or risk07:22your time or you're afraid to to not be07:25able to buy that you know upgrade your07:27car the way you wanted to so you're07:29gonna divert your attention and not take07:31a big risk and do something then you're07:33not passionate enough about it to do it07:34to begin with and who are your07:35competitors I mean do you is their wish07:40have you heard of wish yeah most people07:42haven't they're worth eight point five07:43billion dollars they're worth more than07:45JCPenney Sears and Macy's combined wish07:47wish they're basically they sell like07:50directly from Chinese manufacturers07:52they're an app so it's like Amazon but07:55all the stuff from China thirty days for08:01them to deliver a part to be very08:02patient because it's coming from China08:03yeah of course you're the American08:04version of this yeah except you're08:06buying brand names you're buying from08:07Amazon Dunkin Donuts a shipping08:09overnight I'll let you talk to the08:18finance team so before we leave you what08:21was the biggest challenge getting this08:23off the ground the biggest challenge I08:24think is finding the right people people08:26who are gonna be as passionate about08:27what you're doing as you are and if you08:30can't find them who cares you don't need08:31them you can do do it all on your own08:33you're like you're like an08:35entrepreneurship ninja I can't do08:36anything on my own no we had 21 people08:39at one time I think we have like 1508:40

employees right now like hardcore guys08:42who work every day all the time team08:44that's significant first startup yeah08:45yeah launched a few weeks ago they08:48believe in it and they mostly meleave08:50

done it for a long time they've been08:51working on it for a long time and we08:53have a great team of people who are08:54really dedicated and that's I mean when08:57you look at giant companies look it even

09:00Apple you got Steve Wozniak right most09:02people don't know who Steve Wozniak is09:04just so you guys know he was a09:05co-founder of Apple just09:07you guys know he's somebody who's09:09passionate about the product and you09:12know those people become the executive09:13level let's well I am inspired today09:15yeah he is inspiring yes Holly Marvin09:18thank you so much for joining thank you09:19very much your best life oh thank you09:20you guys are inspiring thank you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

<h1 style="text-align:center">CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT</h1>

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a

%%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached below hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at [END_DATE_FINANCIAL_REVIEW] and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the

Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY

THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

	%%NAME_OF_ISSUER%%
This Subscription is accepted	
	By:
on %%TODAY%%.	
	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on October 15, 2019the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of `%%INTEREST_RATE%%`% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its membership interest or equivalent common stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its [Preferred Stock] resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into membership interest or equivalent common stock at conversion price equal to the lesser of (i) 0.82% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of membership interest or equivalent common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: _____%%ISSUER_SIGNATURE%%_____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Operating Agreement

Sharebert Holdings LLC,
a Florida Limited Liability Company

THIS OPERATING AGREEMENT of Sharebert Holdings LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Florida limited liability company under the Florida Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Florida. The Members hereby adopt and approve the articles of organization of the Company filed with the Florida Department of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Florida Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.


Operating Agreement

Sharebert Holdings LLC,
a Florida Limited Liability Company


THIS OPERATING AGREEMENT of Sharebert Holdings LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Florida limited liability company under the Florida Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Florida. The Members hereby adopt and approve the articles of organization of the Company filed with the Florida Department of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.


ARTICLE 1: DEFINITIONS


Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Florida Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement or as permitted under the Florida Limited Liability Company Act. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Florida Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

    (1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

    (2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Florida Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the Florida Limited Liability Company Act. No distribution may be made if, after the distribution, the Company would be insolvent.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A.   **Generally**. Subject to the terms of this Agreement and the Florida Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B.   **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Florida Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

      C.   **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

      (i)   A material change in the purposes or the nature of the Company's business;

      (ii)   With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

      (iii)   The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

      (iv)   The amendment of this Agreement.

    4.2 **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the Florida Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

    4.3 **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The Company will provide former Members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i)   An up to date list of the Members, each of their respective full legal names, last known business, residential, or mailing address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii)   A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"), and any other documents filed with the Florida Department of State concerning the Company, together with copies of any power of attorney pursuant to which any Articles of Organization or certificates were executed;

(iv)   The times at which or events on the happening of which any additional Capital Contributions agreed to be made by each member are to be made; and

(v)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

-7-

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member.** Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS AND DISQUALIFICATION

6.1 **Members and Voting Rights.** The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Florida Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Florida Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members.** Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Florida Limited

Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Florida Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action but, in no event, by a vote of less than a majority of the Voting Interest that would be necessary to authorize taking such action at a meeting. If any action is taken without a meeting and without unanimous written consent of the Members, prompt notice of such action must be sent to each Member that did not consent to the action or who was not entitled to vote on the action within ten (10) days after obtaining such authorization by written consent.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2   **Restrictions on Transfer; Admission of Transferee**. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Percentage Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1   **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

> (i)   The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under 605.0702 of the Florida Limited Liability Company Act;

(iii)   At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's nominee or designee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv)   The sale or transfer of all or substantially all of the Company's assets;

(v)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Florida law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Florida law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a unanimous vote of all of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Florida Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Florida Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Florida. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: _06/12/2017_



Signature of Mohammad Ali Mahvan

Signature of Emon Mahvan

Signature of Aaron Holle

EXHIBIT A
MEMBERS

       The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
Mohammad Ali Mahvan Address: 1502 N. Beach St. Ormond Beach, Florida 32174		80%
Emon Mahvan Address: 1502 N. Beach St. Ormond Beach, Florida 32174		10%
Aaron Holle Address: 1502 N. Beach St. Ormond Beach, Florida 32174		10%

EXHIBIT B
MANAGERS

Manager(s) of the Company are set forth below.

Mohammad Ali Mahvan
Emon Mahvan
Aaron Holle

AMENDMENT TO LLC OPERATING AGREEMENT

Of: SHAREBERT HOLDINGS LLC
A Limited Liability Company established in Florida.

We, the members of Sharebert Holdings LLC hereby resolve and confirm on August 4th, 2017 the following:

1. Exhibit A : Members of the current LLC Operating Agreement is amended to read:

Members	Contribution	Percent Interest
Mohammad Ali Mahvan, Address: 1502 N Beach St, Ormond Beach, FL 32174	Founder	76.5%
Emon Mahvan, Address: 820 8th St, Secaucus, NJ 07094	Co-Founder	10%
Aaron Holle, Address: 820 8th St, Secaucus, NJ 07094	Co-Founder	10%
Andrew Main Address:	Capital Contribution in the amount of: $52,500	1.75%
Michael Main Address:	Capital Contribution in the amount of: $52,500	1.75%

2. All other sections of the attached current LLC Operating Agreement of Sharebert Holdings LLC remain in full force and effect.

The undersigned have duly executed this LLC Operating Agreement Amendment on the date first written above:

Member Name:	Signature:	Date of Signing:
Mohammad Ali Mahvan	 x_____	10/16/17
Emon Mahvan	x_____	_____
Aaron Holle	x_____	_____
Andrew Main	 x_____	8/14/2017
Michael Main	x_____	8/14/207

EXHIBIT G TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Operating Agreement

Sharebert Holdings LLC,
a Florida Limited Liability Company

THIS OPERATING AGREEMENT of Sharebert Holdings LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Florida limited liability company under the Florida Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Florida. The Members hereby adopt and approve the articles of organization of the Company filed with the Florida Department of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Florida Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

Operating Agreement

Sharebert Holdings LLC,
a Florida Limited Liability Company

THIS OPERATING AGREEMENT of Sharebert Holdings LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Florida limited liability company under the Florida Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Florida. The Members hereby adopt and approve the articles of organization of the Company filed with the Florida Department of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Florida Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement or as permitted under the Florida Limited Liability Company Act. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Florida Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Florida Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the Florida Limited Liability Company Act. No distribution may be made if, after the distribution, the Company would be insolvent.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A.   **Generally**. Subject to the terms of this Agreement and the Florida Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B.   **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Florida Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i)   A material change in the purposes or the nature of the Company's business;

(ii)   With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii)   The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv)   The amendment of this Agreement.

4.2 **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the Florida Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3 **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The Company will provide former Members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i)   An up to date list of the Members, each of their respective full legal names, last known business, residential, or mailing address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii)   A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"), and any other documents filed with the Florida Department of State concerning the Company, together with copies of any power of attorney pursuant to which any Articles of Organization or certificates were executed;

(iv)   The times at which or events on the happening of which any additional Capital Contributions agreed to be made by each member are to be made; and

(v)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS AND DISQUALIFICATION

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Florida Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Florida Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Florida Limited

Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Florida Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action but, in no event, by a vote of less than a majority of the Voting Interest that would be necessary to authorize taking such action at a meeting. If any action is taken without a meeting and without unanimous written consent of the Members, prompt notice of such action must be sent to each Member that did not consent to the action or who was not entitled to vote on the action within ten (10) days after obtaining such authorization by written consent.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2   **Restrictions on Transfer; Admission of Transferee**. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Percentage Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

> (i)   The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under 605.0702 of the Florida Limited Liability Company Act;

(iii)   At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's nominee or designee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv)   The sale or transfer of all or substantially all of the Company's assets;

(v)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Florida law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Florida law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a unanimous vote of all of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Florida Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Florida Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Florida. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated:___06/12/2017_____



Signature of Mohammad Ali Mahvan

Signature of Emon Mahvan

Signature of Aaron Holle

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
Mohammad Ali Mahvan Address: 1502 N. Beach St. Ormond Beach, Florida 32174		80%
Emon Mahvan Address: 1502 N. Beach St. Ormond Beach, Florida 32174		10%
Aaron Holle Address: 1502 N. Beach St. Ormond Beach, Florida 32174		10%

<u>EXHIBIT B</u>
MANAGERS

Manager(s) of the Company are set forth below.

Mohammad Ali Mahvan
Emon Mahvan
Aaron Holle

AMENDMENT TO LLC OPERATING AGREEMENT

Of: SHAREBERT HOLDINGS LLC
A Limited Liability Company established in Florida.

We, the members of Sharebert Holdings LLC hereby resolve and confirm on August 4th, 2017 the following:

1. Exhibit A : Members of the current LLC Operating Agreement is amended to read:

Members	Contribution	Percent Interest
Mohammad Ali Mahvan, Address: 1502 N Beach St, Ormond Beach, FL 32174	Founder	76.5%
Emon Mahvan, Address: 820 8th St, Secaucus, NJ 07094	Co-Founder	10%
Aaron Holle, Address: 820 8th St, Secaucus, NJ 07094	Co-Founder	10%
Andrew Main Address:	Capital Contribution in the amount of: $52,500	1.75%
Michael Main Address:	Capital Contribution in the amount of: $52,500	1.75%

2. All other sections of the attached current LLC Operating Agreement of Sharebert Holdings LLC remain in full force and effect.

The undersigned have duly executed this LLC Operating Agreement Amendment on the date first written above:

Member Name:	Signature:	Date of Signing:
Mohammad Ali Mahvan	x 	10/16/17
Emon Mahvan	x_____	_____
Aaron Holle	x_____	_____
Andrew Main	x 	8/14/2017
Michael Main	x_____	8/14/207